UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026.

Commission File Number 001-41606

SOLMATE INFRASTRUCTURE PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the (i) shelf registration statement on Form F-3 (Registration Number 333-276870) of Solmate Infrastructure PLC (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”) and the registration statement on Form F-3 (Registration Number 333-297091) of the Company, filed by the Company with the SEC on June 29, 2026, as amended on July 24, 2026 and August 21, 2026, and into each prospectus or prospectus supplement outstanding under such registration statement, and (ii) registration statements on Form S-8 (File Nos. 333-269535 and 333-287999), in each case, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Directors

On October 26, 2026, Tarek Alnuaimi delivered written notice of his resignation from the Company’s board of directors (the “Board”), effective immediately. Tarek Alnuaimi’s resignation was not a result of any disagreement on any matter relating to the Company’s operations, policies or practices.

On October 26, 2026, Alyazi Almheiri delivered written notice of her resignation from the Board, effective immediately. Alyazi Almheiri’s resignation was not a result of any disagreement on any matter relating to the Company’s operations, policies or practices.

On November 2, 2026, the Company issued a press release titled “Solmate Infrastructure (SLMT) Reports Board Changes.” A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference, except for the quotes by Erez Simha, Alyazi Almheiri and Tarek Alnuaimi.

Exhibit No.	Description
99.1	Press release, dated November 2, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2026	SOLMATE INFRASTRUCTURE PLC

	By:	/s/ Howard Steinberg
Howard Steinberg
Chief Legal Officer

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